Filed pursuant to Rule 433

March 3, 2014

Relating to

Preliminary Prospectus Supplement dated March 3, 2014 to

Prospectus dated September 30, 2013

Registration Statement No. 333-191462-01

Duke Energy Progress, Inc.
$250,000,000 First Mortgage Bonds,

Floating Rate Series, due 2017

$400,000,000 First Mortgage Bonds,

4.375% Series due 2044

Pricing Term Sheet

Issuer:	Duke Energy Progress, Inc.

Trade Date:	March 3, 2014

Settlement Date:	March 6, 2014 (T+3)

Ratings (Moody’s/S&P/Fitch)*:	Aa2 / A / A+

Security Description:	First Mortgage Bonds, Floating Rate Series, due 2017 (the “2017 Mortgage Bonds”)	First Mortgage Bonds, 4.375% Series due 2044 (the “2044 Mortgage Bonds”)

Principal Amount:	$250,000,000	$400,000,000

Interest Payment Dates:	March 6, June 6, September 6 and December 6 of each year, beginning on June 6, 2014	March 30 and September 30 of each year, beginning on September 30, 2014

Maturity Date:	March 6, 2017	March 30, 2044

Benchmark Treasury:	N/A	3.75% due November 15, 2043

Benchmark Treasury Yield:	N/A	3.556%

Spread to Benchmark Treasury:	N/A	+ 82 bps

Yield to Maturity:	N/A	4.376%

Coupon:	Floating Rate — reset quarterly based on three-month LIBOR plus 20 bps	4.375%

Price to Public:	100.00% per 2017 Mortgage Bond, plus accrued interest, if any, from March 6, 2014	99.980% per 2044 Mortgage Bond, plus accrued interest, if any, from March 6, 2014

Redemption Provisions:	The 2017 Mortgage Bonds may not be redeemed prior to their maturity.	At any time before six months prior to maturity, redeemable at the Treasury Rate + 15 bps. At any time on or after six months prior to maturity, redeemable at par.

CUSIP / ISIN:	26442R AA9 / US26442RAA95	26442R AB7 / US26442RAB78

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc. Morgan Stanley & Co. LLC SunTrust Robinson Humphrey, Inc.

Senior Co-Manager:	BNY Mellon Capital Markets, LLC

Co-Managers:	Fifth Third Securities, Inc. KeyBanc Capital Markets Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Junior Co-Managers:	Drexel Hamilton, LLC Loop Capital Markets LLC Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc.

*Security ratings are not recommendations to buy, sell or hold securities.  The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322, Mitsubishi UFJ Securities (USA), Inc. toll-free at (877) 649-6848, Morgan Stanley & Co. LLC toll-free at (866) 718-1649 or SunTrust Robinson Humphrey, Inc. toll-free at (800) 685-4786.